Exhibit 99.1

News Release

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS FOR THE
THREE AND NINE MONTHS ENDED DECEMBER 31, 2012

Edmonton, Alberta, February 5, 2013 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three and nine months ended December 31, 2012.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Highlights of the Three Months Ended December 31, 2012

•	The Company achieved $25.3 million in Consolidated EBITDA(1) compared to $15.5 million in the previous year.

•	The Company achieved 14.0% gross profit margin compared to 11.3% in the prior year.

•	Since September 30, 2012, NAEP reduced total debt (excluding the revolving facility) by $24.4 million through term facility repayments and lease refinancing.

•	On November 19, 2012, NAEP announced the sale of its Pipeline related assets for total cash consideration of $16.3 million of which $15.0 million was applied against its term facility.

•	On November 5, 2012, the Company announced the award of a five-year master services contract for the provision of civil mine support services at a new mine site near Fort McMurray, Alberta.

News Release

Consolidated Financial Highlights

As a result of the divestiture of its pipeline related assets, the Company has excluded the current and prior year results of its pipeline related operations from results from continuing operations. The results for the discontinued pipeline related operations will be reported under "Income (loss) from discontinued operations".

(dollars in thousands, except per share amounts)	Three Months Ended December 31,		Nine Months Ended December 31,
	2012	2011	2012	2011
Revenue	$189,099	$218,213	$603,520	$622,033
Gross profit	$26,387	$24,739	$69,741	$64,316
Gross profit margin	14.0%	11.3%	11.6%	10.3%
General and administrative expenses	$13,300	$15,031	$41,316	$39,273
Operating income	$11,435	$7,612	$24,447	$20,171
Operating margin	6.0%	3.5%	4.1%	3.2%
Net income (loss) from continuing operations	$2,889	$1,694	$1,363	$(799)
Income (loss) from discontinued operations	$1,731	$(3,584)	$1,841	$(3,486)
Net income (loss)	$4,620	$(1,890)	$3,204	$(4,285)
Per share information
Net income (loss) - basic	$0.13	$(0.05)	$0.09	$(0.12)
Net income (loss) - diluted	$0.13	$(0.05)	$0.09	$(0.12)
Consolidated EBITDA(1)	$25,304	$15,477	$60,257	$49,417
Capital spending	$10,698	$17,434	$31,066	$32,168

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

For the three months ended December 31, 2012, the Company reported consolidated revenue of $189.1 million, compared to $218.2 million during the same period last year. The change in revenue reflects lower Heavy Construction and Mining revenue during the period due to a reduction in demand for mine support services, partially offset by increased site development activity at the Joslyn mine and overburden removal activity returning to normal operating levels at the Horizon mine. The lower Heavy Construction and Mining revenues were also partially offset by revenue growth in the Commercial and Industrial Construction segment, which benefited from the continuation of strong piling activity in the oil sands at the Surmont SAGD site and Base Plant mine.

For the three months ended December 31, 2012, gross profit increased to $26.4 million, from $24.7 million last year and gross profit margin improved to 14.0%, compared to 11.3% during the same period last year.  The improvement primarily reflects lower equipment maintenance costs and reduced equipment operating lease expense resulting from the refinancing of certain operating leases to capital leases and from the sale of certain operating leased assets to Canadian Natural. These improvements were partially offset by a reduction in Commercial and Industrial Construction segment margin, reflecting the completion of two unusually high-margin projects in the prior-year period.

Business restructuring activities in the current year contributed to a $1.7 million year-over-year reduction in general and administrative expense in the current quarter.  As a result, Consolidated EBITDA as a percentage of revenue was 13.4% in the three months ended December 31, 2012, up from 7.1% in the same period last year.

News Release

During the three months ended December 31, 2012, NAEP also reduced total debt (excluding revolving facility) by a further $24.4 million through the refinancing of certain operating leases to capital leases and by generating net proceeds of $15.5 million from the sale of Pipeline related assets.

On November 5, 2012, the Company announced the award of a five-year master services contract for the provision of civil mine support services at a new mine site near Fort McMurray, Alberta.  The scope of the new contract covers overburden removal, reclamation, mine services and civil support and maintenance and should enable the Company to improve the utilization of their heavy equipment fleet.  NAEP anticipates annual revenues of $40 to $50 million under the new contract.

“Our successful efforts to improve our financial performance, reduce risk and pay down debt were clearly reflected in our third quarter results,” said NAEP's President and CEO, Martin Ferron. “We have now established a pattern of positive performance that we plan to sustain and build upon.  Our exit from the Pipeline business has helped reduce risk and enables us to better focus on the areas of our business that will generate sustainable shareholder value. Although market conditions for the Heavy Construction and Mining business are likely to remain challenging over the near term, we expect to reap the benefits of our new major contract and an improved cost structure, while continuing to improve our performance and reduce debt”

Segment Results

Heavy Construction and Mining

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2012	2011	2012	2011
Segment revenue	$113,997	$159,915	$396,029	$482,611
Segment profit	$12,440	$8,264	$31,458	$35,137
Segment margin	10.9%	5.2%	7.9%	7.3%

For the three months ended December 31, 2012, Heavy Construction and Mining segment revenue was $114.0 million, compared to $159.9 million during the same period last year.  The change reflects a reduction in mine support services activity at the Jackpine, Muskeg River and Millennium mines, and reduced demand for tailings and environmental construction services across the oil sands.  The reduction was partially offset by increased overburden removal activity at the Horizon mine and increased site development activity at the Joslyn mine.

For the three months ended December 31, 2012, Heavy Construction and Mining segment margin increased to 10.9% of revenue, from 5.2% of revenue during the same period last year.  The increase primarily reflects a reduction in equipment costs mainly driven by lower equipment maintenance and operating lease expense.  Improved margin on overburden removal activity at the Horizon mine under the Company's amended contract and the close-out of two highly successful SAGD site development projects also helped to offset lower-margin heavy civil construction activity and a reduction of higher-margin mine support services activity.

News Release

Nine-month segment revenue followed a similar trend, with reduced mine services activity at the Jackpine, Muskeg River, and Millennium mines and reduced demand for tailings and environmental construction services in the oil sands, partially offset by increased overburden removal activity at the Horizon mine, increased heavy civil construction at Base Plant mine and site development activity at Joslyn mine and the Dover SAGD site.

Segment margin for the nine-month period increased to 7.9% from 7.3% last year.  Higher margin on overburden removal activity at the Horizon mine, reduced equipment maintenance and operating lease costs, and an increase in higher-margin SAGD site development projects was partially offset by lower-margin heavy civil construction activity and a reduction in higher-margin mine support services activity.

Commercial and Industrial Construction

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2012	2011	2012	2011
Segment revenue	$75,102	$58,298	$207,491	$139,422
Segment profit	$14,600	$17,323	$41,100	$32,686
Segment margin	19.4%	29.7%	19.8%	23.4%

For the three months ended December 31, 2012, Commercial and Industrial Construction segment revenues rose to $75.1 million from $58.3 million in the prior year.  Piling activity was particularly strong during the current period, with high level of activity in the oil sands at several projects including the Surmont SAGD site, Base Plant mine, and Millennium mine.  Strong international sales of manufactured screw piles also contributed to the year-over-year increase.  These revenue gains were partially offset by lower piling activity in Saskatchewan and the completion of structural steel construction activity at the Mt. Milligan Copper/Gold mine early in the period.

Commercial and Industrial Construction segment margin decreased to 19.4%, from 29.7% last year, reflecting the completion of two large projects at unusually high margins in the prior-year period. Margins were also negatively impacted by project close-out costs at the Mt. Milligan Copper/Gold mine in the current period.

Revenue results in the nine-month period was similarly positive reflecting a high level of piling activity in the oil sands, strong international sales of manufactured screw piles, and structural steel construction activity at the Mt. Milligan Copper/Gold mine. The strong year-over-year improvement also reflects a return to normal operating conditions in the current period, compared to the extreme weather conditions that caused schedule and project disruptions in the prior year.

Segment margin for the nine-month period decreased to 19.8% from 23.4% last year, reflecting the completion of two large piling projects at unusually high margins in the prior year and the impact of project close-out costs at the Mt. Milligan Copper/Gold mine in the current year.

News Release

Outlook

Heading into the fourth quarter of fiscal 2013, the Company expects to see continued weakness in the demand for mine support services in the oil sands and expects to see the typical seasonal slowdown in the commercial and industrial construction industry.

In the Heavy Construction and Mining segment, NAEP anticipates that demand for mine support services and mine construction services will continue to be weak through the fourth quarter due to deferred industry spending and continued project delays.  As a result, the Company expects to experience lower activity levels overall, compared to prior years.  NAEP anticipates strong levels of reclamation and steady activity under existing long-term mine service agreements.  Site development activity at the Joslyn mine is also expected to remain steady through to the end of the fiscal year and the Company expects to begin ramping up mine services activities at the Kearl mine during the quarter.

In the Commercial and Industrial Construction segment, demand for piling services remains strong with solid performance expected through the seasonal slowdown in the fourth quarter, subject to favourable weather conditions.

Overall, NAEP continues to see challenges in the oil sands contracting environment and remains focused on managing the Company's resources and costs to maintain profitability levels. NAEP is well positioned to compete for projects as they arise and expect that the impact of lower activity levels will be mostly offset by the continued cost reduction benefits realized from strategic initiatives and the Company's focus on performance, efficiency and risk management.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its financial results for the three months ended December 31, 2012 tomorrow, Wednesday, February 6th at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through March 7, 2013 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 408509

The live and archived webcast can be accessed at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=170528

Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the credit agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

News Release

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company's credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue write-down on the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. In addition, our credit facility covenants provide limits on our net capital expenditures calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures, net proceeds from asset disposals or requirements for capital expenditures or capital commitments;
•	does not reflect changes in cash requirements for working capital needs;
•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;
•	excludes tax payments or recoveries that represent changes in cash available to the Company; and
•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. A reconciliation of net income to Consolidated EBITDA is as follows:

News Release

	Three Months Ended December 31,		Nine Months Ended December 31,
(dollars in thousands)	2012	2011	2012	2011
Net income (loss)	$4,620	$(1,890)	$3,204	$(4,285)
Adjustments:
Interest expense	8,292	7,599	24,259	22,524
Income tax expense (benefit)	1,455	(643)	2,184	(1,927)
Depreciation	9,998	10,319	28,666	27,939
Amortization of intangible assets	1,232	1,174	3,857	4,463
Unrealized gain on derivative financial instruments	(677)	(2,392)	(2,595)	(960)
(Gain) loss on disposal of property plant and equipment	(8)	273	359	701
(Gain) loss on disposal of assets held for sale	(10)	40	(80)	(456)
Stock-based compensation expense	402	388	999	1,254
Equity in loss of unconsolidated joint venture	-	609	(596)	164
Consolidated EBITDA	$25,304	$15,477	$60,257	$49,417

1) Includes both continuing and discontinued operations

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP's Management Discussion & Analysis for the three months ended December 31, 2012. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management's views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

News Release

About the Company

North American Energy Partners Inc. (www.naepi.ca) is the premier provider of mining, heavy construction, industrial, and piling services in Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca